

Mail Stop 3561   December 6, 2017

Via E-mail
Mr. Ryan MacWilliam
Chief Financial Officer
Nevsun Resources Ltd.
760-669 Howe Street
Vancouver, British Columbia
Canada, V6C 0B4

>   **Re: Nevsun Resources Ltd.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2016**
>   **Filed February 23, 2017**
>   **File No. 001-32405**

Dear Mr. MacWilliam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2016
Exhibit 99.1
Mineral Properties page 29

1.   We note your disclosure of mineral resources for the Cukaru Peki deposit upper zone. Please tell us the price assumptions associated with your cut-off grade.

2.   We note your disclosure of mineral reserves on page 46 for Bisha that contain 21.8 million tonnes with contained metal of 529.6 million pounds copper and 2.6 billion pounds zinc effective December 31, 2015. Additionally we note exhibit 99.1 of your 6-K filed on August 10, 2017 with reserves for Bisha of 9.6 million tons with contained metal of 221.6 million pounds of copper and 1.3 billion pounds of zinc effective December 31, 2016. Please provide us with a detailed reconciliation of your December 31, 2015 reserves to December 31, 2016 reserves.

3.   Please tell us why you do not update your mineral reserves to correspond to your fiscal
        year.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any
questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Offices of Beverages, Apparel and
                                        Mining